FORM 6-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the months of June and August, 2003

QSound Labs, Inc.

(Translation of Registrant's Name into English)

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400 – 3115 12 Street N.E.

Calgary, Alberta Canada T2E 7J2

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in  paper as permitted by Regulation S-T Rule 101 (b) (7):

Indicate by check mark by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___  No    X_

If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Registrant herewith furnishes:

Press Release dated June 19 and

Press Release dated August 12, 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

QSound Labs, Inc.

(Registrant)

Date: August 12, 2003

/s/ Joanna Varvos

Joanna Varvos

Corporate Secretary

IMMEDIATE RELEASE

QSOUND LABS PRESENTS BUSINESS UPDATE AT SHAREHOLDERS MEETING

Management confident in growth strategy presented at last years’ meeting

CALGARY, CANADA  - June 19, 2003 - QSound Labs, Inc. (NASDAQ: QSND), a leading supplier of software solutions for audio, voice and e-commerce, held its Annual Meeting of Shareholders today.  At the formal portion of the meeting, resolutions re-electing the board of directors and appointing the auditors were passed. Afterwards, CEO David Gallagher provided an update on the Company’s current business opportunities.

“At last year’s shareholders meeting, management outlined its product roadmap for growth given the market conditions then prevailing,” stated Gallagher. “In the past twelve months, we have focussed on executing this strategy. Significant progress has been made in our audio business through in-house product development and the recent IP telephony technology acquisition has added to our product portfolio. The Company has strengthened its financial position as evidenced by its financial reports over the past year and is now in a position to benefit from the product development efforts of the past year.”

Audio Business Unit:

“Today, we offer audio solutions to four different industries; Consumer Electronics, PC Hardware; Streaming/Digital Media & Mobile/Handheld Devices. The catalysts for QSound's revenue growth in each of these markets are independent of each other but in general terms the consumer’s adoption, use and comfort in dealing with digital media is a common growth driver to each of them,” continued Gallagher. “In the CE market, consumers have embraced DVD technology and QSound has benefited by licensing to well known brands such as Toshiba, Sanyo & RCA as well as major OEMs based in China. The emergence of DVD recorders and digital amplifiers will provide new opportunities in this sector. Our development agreement with Philips, to develop PC software audio solutions, positions us well in an industry that ships in excess of 100 million units annually. At a retail level in Europe & North America, the Philips branded products have been well received; the challenge continues to be gaining an initial design win from one of the major PC OEMs. Efforts to achieve this continue.”

- more -

“Our software for the streaming media market continues to sell well, primarily due to our distribution agreement with RealNetworks.  For the mobile marketplace, the Company recently introduced microQ, a software engine optimized for playback of ringtones, enhanced music and game audio on cellular phones and PDAs. Marketing efforts for the remainder of this year will be focussed on this product. For more information, please visit www.qsound.com.”

IP Telephony Business Unit:

“The Company has established a new business unit to market the recently acquired IP telephony technology. Management believes that this is an opportune time to be entering this market,” added Gallagher. “Our customer support and product development competencies will assist us in building on the existing customer base of dealers and OEMs. Our focus will be on adding value through software for various Internet telephony applications. Since the acquisition we have established relationships with hardware vendors to ensure full support for our distribution channel. For more information, please visit www.qtelnet.com.”

eCommerce  Business Unit:

“QCommerce continues to operate on a positive cash flow basis but as stated at last year’s AGM, the optimum method to achieve growth is through acquisition. During the year, no attempts were made to acquire similar companies as the Company opted strategically to preserve cash. For more information, please visit www.qcommerce.com.”

For more information, please contact:

Investor Relations Paula Murray (954) 796-8798 paula.murray@qsound.com

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, QSound's business relationships with customers and licensees, product distribution, development and commercial introduction of new products, and new market opportunities. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of the Company, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with loss of relationships with companies that do business with the Company, successful product distribution, development, introduction and acceptance, the Company’s ability to carry out its business strategy and marketing plans, including availability of sufficient resources to do so timely and cost effectively, dependence on intellectual property,  rapid technological change, competition, general economic and business conditions, continued growth of the Internet and other risks detailed from time to time in the Company’s periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of the Company’s management, and the Company undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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FOR IMMEDIATE RELEASE

Contact

Paula Murray

Phone: 954-796-8798

paula.murray@qsound.com

QSound Labs Reports Second Quarter Results for 2003

Calgary, Alberta – August 12, 2003 -- QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio, e-commerce and multimedia software products, reported revenues for the three months ended June 30, 2003 of $383,000 as compared to $870,000 for the same period in FY2002. The operating loss for the quarter was $(401,000) or $(0.06) per share as compared to an operating profit of $188,000 or $0.03 per share for the same period last year.  After allowing for non-cash items such as depreciation, and foreign exchange gains, the net loss for the period was $(327,000) or $(0.05) per share as compared to net income of $84,000 or $0.01 per share for the same period in FY2002.

Revenues for the six months ended June 30, 2003 were $1,214,000 compared to $1,625,000 in FY2002. The operating loss was $(223,000) or $(0.03) per share in FY2003 and the operating profit was $356,000 or $0.05 per share in FY2002. Net loss for FY2003 was $(239,000) or $(0.03) per share as compared to net income of $173,000 or $0.02 per share in FY2002.

The Company reported a working capital surplus of $3,214,000 at June 30, 2003 of which cash comprised $3,082,000. Cash flow from operations totaled $480,000 for the six month period, most of which was retained, resulting in a cash increase of $461,000 for the period.

“This was an important quarter for the Company as we made significant progress with the initiatives announced at our shareholder meeting in June,” stated David Gallagher, President and CEO of QSound Labs.  “As anticipated, the financial performance for this quarter was weak.  However as planned, the combination of new revenue streams and our strong balance sheet will ensure an improved performance in the coming periods.”

- more -

“Specifically our microQ product suite for the mobile and handheld market has been well received and we will have designs wins in the near future. Royalty revenue from these design wins would start in FY2004.  Also, we are now ready to ship our first VoIP products under the QTelNet brand and this will contribute financially during the third quarter and is expected to grow moving forward.”

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This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, expectation of revenues from customers for new products for the cellular, handheld device, and IP telephony markets.  Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with loss of relationships with companies that do business with QSound, successful product development, introduction and acceptance, QSound's ability to carry out its business strategy and marketing plans, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, continued growth of the Internet and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

QSound Labs, Inc.
Consolidated Balance Sheets
As at June 30, 2003 and December 31, 2002
(Expressed in United States dollars, prepared using US GAAP)

	June 30, 2003	December 31, 2002
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$ 3,082,237	$ 2,621,205
Accounts receivable	248,773	929,519
Inventory	127,309	16,455
Deposits and prepaid expenses	74,083	58,674
	3,532,402	3,625,853

Note receivable	-	500,000
Capital assets	1,218,965	747,553
Goodwill	2,184,589	2,184,589
Intangible assets	198,606	213,771

	$ 7,134,562	$ 7,271,766

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable and accrued liabilities	$ 219,180	$ 220,894
Deferred revenue	99,478	120,511
	318,658	341,405

Shareholders' equity:
Share capital (7,177,344 common shares)	44,212,679	44,088,094
Contributed surplus	1,114,316	1,114,316
Deficit	(38,511,091)	(38,272,049)
	6,815,904	6,930,361

	$ 7,134,562	$ 7,271,766

QSound Labs, Inc.
Consolidated Statements of Operations and Deficit
For the periods ended June 30, 2003 and 2002
(Expressed in United States dollars, prepared using US GAAP)
	For three	For three	For six	For six
	months ended	months ended	months ended	months ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUE
Royalties and license fees	$ 95,753	$ 571,418	$ 576,408	$ 991,934
Product sales	287,555	298,747	637,750	633,393
	383,308	870,165	1,214,158	1,625,327
Cost of product sales	64,276	49,365	147,013	58,636
	319,032	820,800	1,067,145	1,566,691
EXPENSES:
Marketing	322,449	259,116	579,247	453,132
Operations	40,185	62,102	76,254	143,634
Product engineering	202,296	160,157	353,950	340,717
Administration	155,255	147,384	280,467	267,779
	720,185	628,759	1,289,918	1,205,262

OPERATING (LOSS) PROFIT	(401,153)	192,041	(222,773)	361,429

OTHER ITEMS
Depreciation and amortization	(82,459)	(91,010)	(162,724)	(171,047)
Interest and other income	17,191	6,806	23,122	13,292
Gain (loss) on sale of capital assets	(1,908)	29	(1,908)	29
Other	140,846	(23,577)	125,241	(31,065)
	73,670	(107,752)	(16,269)	(188,791)

NET (LOSS) INCOME FOR PERIOD	(327,483)	84,289	(239,042)	172,638
DEFICIT BEGINNING OF PERIOD	(38,183,608)	(39,312,652)	(38,272,049)	(39,401,001)
DEFICIT END OF PERIOD	$ (38,511,091)	$ (39,228,363)	$ (38,511,091)	$ (39,228,363)

INCOME PER COMMON SHARE	$ (0.05)	$ 0.01	$ (0.03)	$ 0.02

QSound Labs, Inc.
Consolidated Statements of Cash Flows
For the periods ended June 30, 2003 and 2002
(Expressed in United States dollars, prepared using US GAAP)
	For three	For three	For six	For six
	months ended	months ended	months ended	months ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash provided by (used in)

OPERATIONS
(Loss) Income for the period	$ (327,483)	$ 84,289	$ (239,042)	$ 172,638
Items not requiring (providing) cash:
Depreciation and amortization	82,459	91,010	162,724	171,047
Compensation cost of options issued to non-employees	-	-	5,864	-
Loss (gain) on sale of capital assets	1,908	(29)	1,908	(29)
Changes in working capital balances	463,552	(80,174)	548,645	(318,985)
	220,436	95,096	480,099	24,671

FINANCING
Issuance of common shares, net	8,587	-	9,997	-
	8,587	-	9,997	-

INVESTMENTS
Purchase of capital assets	(9,565)	(29,336)	(10,409)	(97,487)
Purchase of intangible assets	(12,797)	(11,155)	(24,277)	(16,156)
Change in working capital for investment purposes	-	(350,000)	-	(350,000)
Proceeds from sale of capital assets	5,622	29	5,622	29
	(16,740)	(390,462)	(29,064)	(463,614)

Increase (decrease) in cash	212,283	(295,366)	461,032	(438,943)
Cash and cash equivalents beginning of period	2,869,954	1,904,315	2,621,205	2,047,892

Cash and cash equivalents end of period	$ 3,082,237	$ 1,608,949	$ 3,082,237	$ 1,608,949